UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated May 5, 2023 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, May 5, 2023 Comisión Nacional de Valores

Re.: Telecom Argentina S.A.

Relevant Matter

Dear Sirs,

I am writing to you in my capacity as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), located at General Hornos 690, City of Buenos Aires, to inform you that today the Company submitted a proposal for an export credit facility for an amount of up to U.S.$50,000,000 (the “Facility”) to Export Development Canada, as lender, and Citibank N.A., Sucursal Argentina, as onshore custody agent, which was accepted on the same date.

Finally, it is hereby informed that the proceeds of the loans made under the Facility will be used to finance up to 100% of the payments to be made by the Company to the suppliers under the Supply Agreement for eligible goods and services generated outside of Argentina

Sincerely,

Telecom Argentina S.A.

/s/ Luis Fernando Rial Ubago
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 5, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations